Exhibit 4.09
Option Agreement dated December 15, 2009 among Skandia Vida, S.A. de C.V., Vitro, S.A.B. de C.V. and Fintech Investments Ltd.
On December 15, 2009, Vitro, S.A.B. de C.V. (“Vitro”) entered into an option agreement (the “Option Agreement”) for the purchase of shares among Skandia Vida, S.A. de C.V., as trustee of Trust P (“Trustee P”) and trustee of Trust O (“Trustee O”), Vitro, as grantor (together with Trustee P and Trustee O, the “Grantors”) and Fintech Investments Ltd., as beneficiary (“Fintech”). The Agreement was acknowledged by FIC Regiomontano, S.A.P.I. de C.V. (“SAPI”).
Subject to the conditions described below, (a) Trustee O granted Fintech the option to purchase certain shares of Vitro (“Purchase Option O”), (b) Trustee P granted Fintech the option to purchase certain shares of Vitro (“Purchase Option P”), (c) Vitro granted Fintech the option to purchase certain shares of SAPI (“Purchase Option SAPI,” and together with Purchase Option O and Purchase Option P, the “Purchase Options”) and (d) Fintech granted Vitro a repurchase option with respect to all of the shares of SAPI acquired by Fintech after exercising the Purchase Option SAPI (the “Repurchase Option”). Fintech may only exercise the Purchase Options jointly; therefore, they may not be exercised individually and may not be partially exercised. If Fintech exercises the option provided in the Option Agreement dated December 15, 2009 between Vitro and Fintech with respect to certain shares of SAPI (the “Vitro Option Agreement”), Fintech may not exercise the Purchase Options. The Repurchase Option may only be exercised by Vitro in whole and not in part.
Trustee O and Trustee P are required to call for an extraordinary shareholders meeting of Vitro that will approve modifying Vitro’s by-laws to allow foreign investors to directly own shares in Vitro. If Trustee O and Trustee P are unable to modify the by-laws at such meeting, Fintech may, subject to certain conditions, designate an affiliate to exercise Purchase Option O and Purchase Option P.
Fintech may only exercise the Purchase Options if conditions (i), (ii) and (vi) below are fulfilled and the obligations of the Grantors are subject to all the conditions described below:
(i)	Vitro and its subsidiaries must have executed a restructuring agreement (the “Restructuring Agreement”) with their creditors by December 15, 2019;
(ii)	Fintech must not have exercised its option pursuant to the Vitro Option Agreement;
(iii)
All requisite governmental authorizations must have been obtained, including the authorization from the Federal Competition Commission (Comisión Federal de Competencia) and, in case required, a tender offer must have been carried out pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores);

(iv)
A notification has been delivered certifying (a) that Fintech Advisory Inc. is the sole administrator of Fintech with respect to the asset trust (the “Asset Trust”) created pursuant to the trust agreement dated December 15, 2009 (the “Trust Agreement”), the Vitro Option Agreement and the Option Agreement, and (b) that Mr. David Martinez Guzman has the authority to establish Fintech Advisory Inc.’s or Fintech’s investment guidelines with respect to the operation contemplated in the Trust Agreement, the Vitro Option Agreement and the Option Agreement;

(v)
Subject to the provisions related to foreign investment in Vitro shares, a certification by Fintech must be delivered stating that Fintech’s affiliate appointed to exercise Purchase Option O and Purchase Option P is controlled by Mr. David Martinez Guzman; and

(vi)	The relevant real estate assets must remain part of the Asset Trust.
Vitro’s right to exercise the Repurchase Option is subject to the following two conditions: (i) Fintech must have exercised the Purchase Options and (ii) all the requisite governmental authorizations must have been obtained.
As consideration for Fintech’s exercise of the Purchase Options, Fintech will assign to the Grantors its beneficiary rights under the Trust Agreement free of any liens. If Fintech is prohibited for any reason (other than for reasons attributable to Fintech) to exercise the Purchase Option SAPI or the option under the Vitro Option Agreement, the value of the Vitro shares will be calculated pursuant to the formula set out in the Option Agreement. As consideration for the Repurchase Option, Vitro will make a payment to Fintech pursuant to a formula set out in the Option Agreement which is based on the enterprise value per share of SAPI.
Fintech’s right to exercise the Purchase Options will commence on the date the Restructuring Agreement is executed and will remain in effect for three years following that date, subject to the automatic termination of the Option Agreement under certain conditions. Vitro’s Repurchase Option may be exercised during the three years following Fintech’s exercise of the Purchase Options, subject to certain limitations. If (i) the Restructuring Agreement has not been executed by December 15, 2019, (ii) the relevant real estate assets are no longer part of the Asset Trust or (iii) the Trust Agreement has been terminated, the Option Agreement will be automatically terminated.
The Option Agreement is governed by Mexican law and subject to arbitration under the Rules of Arbitration of the Mexican Center of Arbitration (Reglas de Arbitraje del Centro de Arbitraje de México (CAM)). The arbitration would take place in Mexico City and would be conducted in Spanish.